1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

July 10, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Marianne Dobelbower, Esq.

Ms. Christina Fettig

Re: CION Ares Diversified Credit Fund, File No. 333-212323 (the “Fund”)

Dear Ms. Dobelbower and Ms. Fettig:

We are writing in response to your comments with respect to the Post-Effective Amendment No. 1 (the “Amendment”) to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on March 8, 2017 and April 20, 2017 on behalf of the Fund, a diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below.

On behalf of the Fund, set forth below are the Securities and Exchange Commission staff’s comments along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Registration Statement.

Prospectus – All Classes of Shares

Front Cover

1.	Comment: In the bulleted risk disclosure regarding the Fund’s proposed repurchase program, please consider revising the last sentence as follows: “The Fund ~~will~~  intends to provide liquidity through quarterly offers to repurchase a limited amount of the Fund’s Shares (at least 5%).”

Response: The disclosure has been revised accordingly.

2.	Comment: Under the heading “Structure,” please consider revising the last sentence as follows: “An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the ~~limited liquidity~~ illiquidity of the Shares.”

Response: We respectfully acknowledge the comment and note that the Fund is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act and has adopted a fundamental policy to conduct a minimum level of repurchase offers each quarter. We also note that we have reviewed the disclosure of peer funds on this point and believe that our current disclosure is consistent with industry practice. Accordingly, we believe that the disclosure is appropriate as written.

Summary of Terms

3.	Comment: Under “Investment Opportunities and Strategies—Opportunistic, Flexible, Untethered Credit Investments Strategy,” please include disclosure that “below investment grade bonds” are also known as “junk bonds” and are considered speculative. Please make consistent revisions to all other relevant sections of the Registration Statement.

Response: The disclosure has been revised accordingly.

4.	Comment: Under “Portfolio Composition—Illiquid and Restricted Securities,” please include additional disclosure regarding the limit on investing in illiquid securities. If there is no limit on such investments, please supplementally explain how the Fund will meet its obligations as an interval fund.

Response: We respectfully acknowledge the comment and note that, although there is no specific limit on the Fund’s investments in illiquid securities, the Board of the Fund has adopted, and the Fund follows, procedures pursuant to Rule 23c-3(b)(10)(iii) under the 1940 Act to ensure that the Fund maintains sufficient liquidity to meet its obligations under Rule 23c-3, including those pursuant to Rule 23c-3(b)(10)(i). The disclosure has been revised to reflect the foregoing.

5.	Comment: Under the heading “Management and Incentive Fees,” the Fund states that it has entered into the Expense Support and Conditional Reimbursement Agreement for a one-year period. Please clarify when this one-year period began.

Response: The disclosure has been revised accordingly.

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6.	Comment: Under the heading “Risk Factors,” please revise the last sentence of the second bulleted risk disclosure regarding the Fund’s liquidity as follows: “~~The  Fund~~ An investment in the Fund should ~~therefore~~ be considered ~~to offer limited  liquidity~~ illiquid.”

Response: We respectfully acknowledge the comment and would note that, per our response to comment two above, we believe that the disclosure is appropriate as written.

7.	Comment: Under the heading “Risk Factors,” the Fund discloses that the valuation of securities or instruments that do not trade on an exchange may carry greater risk than those trading on an exchange. Please include additional risk disclosure stating that most of the Fund’s securities will not trade on an exchange, if applicable.

Response: The disclosure has been revised accordingly.

Summary of Fees and Expenses

8.	Comment: The footnote for “Annual Fund Expenses” indicates an assumption that the Fund will raise $150 million in proceeds in the first 12 months. Please supplementally explain the basis for this amount.

Response: The assumption that the Fund will raise $150 million in proceeds in its first 12 months of operation is based on the judgment, experience, research (including extensive discussions with the financial advisor community) and proprietary models of CION Securities, LLC, the Fund’s dealer manager (“CION Securities”), which has extensive experience distributing non-traded products. We note in particular CION Securities’ past experience with CION Investment Corporation, a non-traded business development company offered through comparable sales channels to the Fund, which raised over $157 million in proceeds in the first 12 months after breaking escrow and commencing operations.

9.	Comment: The footnote for “Total annual fund expenses” states that the Advisor may reimburse the Fund’s operating expenses “to ensure that the Fund bears an appropriate level of expenses.” Please supplementally identify the “appropriate level” and explain how it is determined.

Response: The referenced provision is intended to provide the Advisor with the necessary flexibility to make payments to the Fund sufficient to ensure that no distributions paid to shareholders constitute a return of capital (such payments, “Additional Payments”). Any reimbursements for such Additional Payments are subject to the same conditions as reimbursements for other Expense Payments (as that term is defined in the Expense Support and Conditional Reimbursement Agreement).

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Types of Investments and Related Risks

10.	Comment: Under “Risks Relating to the Fund’s Investment Program—Legal and Regulatory Risks,” please revise the first sentence to clarify that “the President” refers to President Obama.

Response: The disclosure has been revised accordingly.

Prospectus – Class A and C Shares

Summary of Fees and Expenses

11.	Comment: Under “Example,” please supplementally explain whether there are circumstances in which the contingent deferred sales charge does not apply to Class C Shares. If not, consider removing the relevant footnote.

Response: We respectfully acknowledge the comment and note that given that a contingent deferred sales charge will not be incurred by shareholders who participate in a repurchase after holding their Class C shares for more than 365 days, we believe that the current disclosure is appropriate.

SAI

12.	Comment: Please supplementally indicate which financial statement (seed audit or semi-annual) will be included for this filing.

Response: We have included the Fund’s semi-annual financial statements for this filing pursuant to the requirements of Rule 3-18 under Regulation S-X.

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Should you have any questions or comments, please contact the undersigned at 212.641.5694.

Sincerely,

/s/ Matthew K. Kerfoot
Matthew K. Kerfoot

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